                       [PARADIGM GEOPHYSICAL LETTERHEAD]


                          PARADIGM GEOPHYSICAL REPORTS
                              FIRST QUARTER RESULTS


Herzlia, Israel, April 28, 1999 - Paradigm Geophysical Ltd. (NASDAQ: PGEOF) today announced results for the first quarter ended March 31, 1999. As previously announced on April 14, on an operating basis, the quarter was break-even on revenues of $11.6 million. Including one-time charges for other expenses related to the acquisition of the Petroleum Technology division of Mincom (PTM) and related corporate restructuring, however, there was a net loss for the quarter of $3.7 million, or ($0.35) per share.

MANAGEMENT COMMENTS

Paradigm's President and CEO, Eldad Weiss, noted: "We enter the second quarter with a larger than ever book of potential software sales under discussion with our customers. The prolonged oil price weakness has heightened our customers' sensitivity to the near-term, which resulted in a hold on exploration and production (E&P) programs since late 1998. The wave of industry consolidations also contributed to softened demand for our software products in the first quarter of 1999. The recent upturn in oil prices and rekindled interest in energy exploration has given us good reason to have confidence in growth opportunities for Paradigm during the balance of the year."

Mr. Weiss continued, "Looking forward to the remainder of the year, Paradigm is rapidly moving to position itself as the leader in geoscience knowledge-based solutions. The acquisition of PTM broadens our platform of geological interpretation tools, and has contributed to our strategy to provide the oil and gas industry with a full range of solutions from field tapes to reservoir characterization by allowing us to target the growing reservoir management market with the complete software suite the industry demands.

"Our recent expansion of computing capacity in Houston has strengthened our position as a provider of high-end geophysical services. We also continued our geographic expansion, opening new offices this quarter in Jakarta, Indonesia and Aberdeen, Scotland (through PTM), bringing our services even closer to our customers and prospective clients.

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"The two recent increases in our capital represent a vote of confidence by our new investors, and provide us with the financial resources to complete the acquisition of PTM, an important part of our growth strategy," Mr. Weiss concluded.

Paradigm's CFO, Brian Berman, noted: "Oil and gas E&P spending is forecast to decline 11 percent in 1999. This is only the second time in 38 years that a spending decline of over 10 percent has been anticipated. E&P budgets were set at oil price expectations of about $14.50/barrel, which were not met during this quarter, thereby solidifying our clients "wait-and-see" position. This was already felt across the industry during the last quarter of 1998, but was not reflected in Paradigm's revenues or profits in that quarter.

"This quarter we have felt the impact on our software sales, particularly in the U.S. market. Given the market situation, we are very pleased that we have been able to maintain our operations at a break-even level. In anticipation of lower-than-trend software revenues, we tightly controlled our operating expenses. At the same time, we were pleased that operations outside of the U.S. market made strong contributions to our software revenues. Even more encouraging is that our Maintenance and Support revenues grew, while Geophysical Services also provided a strong contribution to revenues. Moreover, we have a significant backlog of projects in the Geophysical Services business segment.

"Our plans are to continue tight control over operating expenditures while focusing on market share gains, even under a scenario of continued short-term weakness in the energy market," Mr. Berman concluded.

SUMMARY OF RESULTS

Revenues for the first quarter were $11.6 million versus $10.9 million, an increase of 6 percent from first quarter 1998 revenues. First quarter revenues included $3.2 million from the $10 million project awarded by a major Asia Pacific state-owned oil and gas company during this quarter. Under the terms of the contract, Paradigm will provide a turnkey Data Processing center for Seismic Data Processing and Interpretation, as well as post-installation services. Product sales without the turnkey project reached $3.1 million. Maintenance and Support revenues at $2.9 million increased from the first quarter 1998 level of $2.7 million. Geophysical Services revenues were $1.9 million, an increase of 16 percent over the $1.7 million reported for the same period last year. In addition, Paradigm was awarded a $2.3 million service contract during the first quarter for the processing of 1,100 sq. miles of seismic data in the Gulf of Mexico.

Gross profit for the quarter was $6.1 million, compared with $7.1 million in the first quarter of 1998, a decline of 14 percent. The decline is a result of the change in the cost mix due to the 40 percent gross profit for the turnkey project. Gross profit this quarter was 53 percent of revenues, compared to 65 percent of revenues in the first quarter of 1998.

Operating expenses were $5.9 million before other expenses of $3.7 million. In light of the market situation this quarter, operating expenses were tightly controlled and declined 4 percent from first quarter 1998 expense levels of $6.2 million and, more significantly, 6 percent from fourth quarter 1998 operating expenses of $6.3 million.

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Paradigm Geophysical Ltd. develops, markets and supports seismic data analysis software solutions and provides seismic data processing and interpretation services to companies engaged in oil and natural gas exploration and production. Paradigm Geophysical serves this industry with offices and geophysical data analysis service centers in the United States, the United Kingdom, Canada, China, Australia, Argentina, Jakarta, Venezuela, and Russia.

"Paradigm Geophysical(R)" is the registered trademark of Paradigm Geophysical Ltd. Recent press announcements are available on Paradigm's web site: www.paradigmgeo.com.


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Safe Harbor statement: This news release may contain certain forward-looking statements relating to the future performance of Paradigm Geophysical Ltd. Such statements are subject to certain factors which may cause Paradigm's plans to differ or results to vary from those expected including the risks associated with the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the company and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the company's filings with the U.S. Securities and Exchange Commission. Paradigm undertakes no obligation to publicize or release results of any of these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

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                                 -tables follow-

                   PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES



CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                        December 31,      March 31,
                                                                           1998             1999
                                                                        ------------      ---------
                                                                          Audited         Unaudited
                                                                        ------------      ---------
       ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                $  3,463         $  8,872
Trade receivables ( net of allowance for doubtful accounts -
    $ 1,301 and $ 1,011 in 1998 and 1999, respectively, including
unbilled amounts of $ 3,273 in 1998 and $ 5,390 in 1999)                   20,230           21,589
Other receivables and prepaid expenses                                      2,470            2,403
                                                                         --------         --------

Total current assets                                                       26,163           32,864
                                                                         --------         --------
SEVERANCE PAY FUNDS                                                           605              858
                                                                         --------         --------

FIXED ASSETS:
Cost                                                                       14,997           16,748
Less - accumulated depreciation                                            (5,738)          (6,599)
                                                                         --------         --------
                                                                            9,259           10,149
                                                                         --------         --------
OTHER ASSETS:
Computer software development costs (net of accumulated
    amortization of $ 1,041 and $ 1,168 in 1998 and 1999,
    respectively)                                                             679              552
Acquired developed technology (net of accumulated
    amortization of $ 1,878 and $ 2,492 in 1998 and 1999,
    respectively)                                                           7,322            5,262
Other assets, net                                                           2,104            2,003
Other assets (including goodwill upon the acquisition of "PTM")              --              9,000
                                                                         --------         --------
                                                                           10,105           16,817
                                                                         --------         --------

                                                                         ========         ========
                                                                         $ 46,135         $ 60,688
                                                                         ========         ========


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                   PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES



CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                           December 31,      March 31,
                                                                              1998             1999
                                                                           ------------      ---------
                                                                             Audited         Unaudited
                                                                           ------------      ---------
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit                                                      $  1,778         $  1,060
Current maturities of long-term bank loans                                       450              389
Trade payables and other payables                                             11,794           12,591
Deferred revenues                                                              3,674            5,020
                                                                            --------         --------
Total current liabilities                                                     17,696           19,060
                                                                            --------         --------

Other current liability (Note payable on acquisition of "PTM")                  --              9,000
                                                                            --------         --------

LONG-TERM BANK LOANS                                                              39            7,461
                                                                            --------         --------

ACCRUED SEVERANCE PAY                                                          1,151            1,445
                                                                            --------         --------

DEFERRED TAX LIABILITY                                                           552              512
                                                                            --------         --------

SHAREHOLDERS' EQUITY:
Share capital -
  Authorized: 18,000,000 ordinary shares of NIS 0.5 par value; at
   December 31, 1998 and 20,000,000 at March 31, 1999
  Issued and outstanding: 10,514,484  and 10,528,884 ordinary shares of NIS 0.5 par value at  December 31, 1998 and at March
   31, 1999 respectively                                                       1,758            1,759
Additional paid-in capital                                                    39,236           39,306
Accumulated other comprehensive income (loss)                                   (742)            (628)
Accumulated deficit                                                          (13,555)         (17,227)
                                                                            --------         --------
Total shareholders' equity                                                    26,697           23,210
                                                                            --------         --------

                                                                            $ 46,135         $ 60,688
                                                                            ========         ========


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                   PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES



CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except for per share data)


                                                              Year ended             Three months
                                                             December 31,           ended March 31,
                                                             ------------      -------------------------
                                                                 1998            1998             1999
                                                              --------         --------         --------
                                                               Audited                 Unaudited
                                                             ------------      -------------------------
REVENUES:
   Product sales                                              $ 27,491         $  6,489         $  6,751
   Maintenance and support                                      10,583            2,718            2,881
   Seismic data processing and interpretation services           7,288            1,712            1,979
                                                              --------         --------         --------
                                                                45,362           10,919           11,611
                                                              --------         --------         --------
COST OF REVENUES:
    Product sales                                                5,479            1,586            2,737
   Maintenance and support                                       5,783            1,353            1,520
   Seismic data processing and interpretation services           4,108              861            1,256
                                                              --------         --------         --------
                                                                15,370            3,800            5,513
                                                              --------         --------         --------

GROSS PROFIT                                                    29,992            7,119            6,098
                                                              --------         --------         --------

OPERATING EXPENSES:
   Research and development, net                                 8,061            2,049            2,166
   Selling and marketing, net                                    9,642            2,228            2,281
   General and administrative                                    6,720            1,897            1,463
   Other expenses                                                 --               --              3,705
                                                              --------         --------         --------
Total operating expenses                                        24,423            6,174            9,615
                                                              --------         --------         --------

OPERATING INCOME (LOSS)                                          5,569              945           (3,517)
                                                              --------         --------         --------

Financial expenses, net                                           (661)            (414)            (155)
                                                              --------         --------         --------

Income (loss) before taxes on income                             4,908              531           (3,672)
Taxes on income                                                    356             --               --
                                                              --------         --------         --------

NET INCOME (LOSS) FOR THE PERIOD                              $  4,552         $    531         $ (3,672)
                                                              ========         ========         ========

Basic income (loss)  per share                                $   0.66         $   0.23         $  (0.35)
                                                              ========         ========         ========

Number of shares used in computing
   basic income (loss) per share                                 6,850            2,328           10,515
                                                              ========         ========         ========

Diluted income per share                                      $   0.49         $   0.07         $   --
                                                              ========         ========         ========

Number of shares used in computing
   diluted income per share                                      9,306            8,140             --
                                                              ========         ========         ========


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